Exhibit 99.9

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

We hereby consent to the use of and reference to our name and report evaluating the petroleum and natural gas reserves attributable to Veren Inc.’s (the “Company”) and its affiliates, including estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2024, estimated using forecast prices and costs, and the information derived from our reports entitled “Veren Inc., Evaluation of Petroleum Reserves, Based on Forecast Prices and Costs, As at December 31, 2024, dated January 20, 2025”, and our report “Veren Inc., Evaluation of Petroleum Reserves, Based on Constant Prices and Costs, As at December 31, 2024, dated January 20, 2025” as described or incorporated by reference in the Company’s annual report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

We also confirm that we have read the Company’s Annual Information Form for the year ended December 31, 2024 dated February 26, 2025, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

McDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Michael Verney
Michael Verney, P.Eng.
Executive Vice President

Calgary, Alberta
February 26, 2025